Mail Stop 4561

February 27, 2009

Lainie Goldstein
Chief Financial Officer
Take-Two Interactive Software, Inc.
622 Broadway
New York, NY 10012

> **Re:** **Take-Two Interactive Software, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed on December 19, 2008**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on February 20, 2009**
> **File No. 001-34003**

Dear Ms. Goldstein:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review of your preliminary proxy statement to those portions that would be incorporated by reference into your Form 10-K if they appeared in your definitive proxy statement. If indicated, we think you should revise your document(s) in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 1. Business

Sales, page 7

1.   We note the disclosure here and in Risk Factors that you depend on a limited
        number of customers for a significant portion of your sales, including GameStop
        which accounted for 13.1% of net revenue in fiscal 2008. This disclosure
        suggests that the loss of GameStop's business would likely have a material
        adverse effect on the Company. Accordingly, please ensure that Business or
        another appropriate section of your filing includes a materially complete
        description of your relationship with this customer, as called for by Item
        101(c)(1)(vii) of Regulation S-K. We note in this regard the following statement
        in Risk Factors on page 17 regarding your principal customers: "Our sales are
        made primarily pursuant to purchase orders without long-term agreements or
        other commitments, and our customers may terminate their relationship with us at
        any time." Please expand to clarify whether this general statement describes your
        relationship with GameStop, and whether the Company's sales to GameStop are
        made pursuant to other arrangements or terms, to the extent material. Further, if
        the Company has any agreements with GameStop, please provide us with an
        analysis as to why you have determined that any such agreements do not need to
        be filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 1A. Risk Factors

"We rely on a primary distribution service provider…," page 12

2.   You state that you rely on Ditan Distribution LLC for a "significant portion" of
        your products and that the failure of Ditan to perform as expected could
        "materially harm" your results of operations. Given the apparent importance to
        the Company of your relationship with Ditan, please ensure that your filing
        contains a materially complete description of the terms of the distribution services
        agreement. In addition, we note that you have not filed this agreement as an
        exhibit to your Form 10-K. In light of your risk factor disclosure and other
        disclosures regarding this relationship, please provide us with your analysis as to
        why you have determined that this agreement does not need to be filed pursuant to
        Item 601(b)(10) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 27

3.   We note the disclosure on page 51 that you issued 1,496,647 shares of your
        common stock in unregistered transactions in connection with the acquisition of

Illusion Softworks. However, we are unable to locate in your Form 10-K or a previously-filed Form 8-K or Form 10-Q for the applicable period all of the information called for by Item 701 of Regulation S-K with respect to the majority of the shares issued in these unregistered transactions. For example, you do not appear to have disclosed the exemption from registration claimed and the facts relied upon to make the exemption available, as required by Item 701(d). We note in this regard that you appear to have provided all of the disclosure required by Item 701 in Part II of your Form 10-Q for the quarterly period ended July 31, 2008, with respect to 6,042 shares of common stock that you state were issued as additional consideration for the Illusion Softworks acquisition in reliance on Section 4(2) or Regulation D; but we are unable to locate similar disclosure in your filings with respect to the other 1,490,605 shares issued in the acquisition. See Item 5(a) of Form 10-K and Item 701 of Regulation S-K. Please direct us to the required disclosure or advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

General

4. We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K. Based upon our review, it appears that you do not have any off-balance sheet arrangements. Please confirm. In addition, please consider adding an appropriate statement to this effect in future filings.

Overview, page 30

5. The overview of Management's Discussion and Analysis should briefly describe material opportunities, challenges and risks, such as those presented by known material trends, commitments and uncertainties, on which the Company's executives are most focused for both the short and long term, as well as the steps you are taking to address them. Please see Section III.A of SEC Release No 33-8350. We note that you have identified several potential opportunities as well as management's strategies for taking advantage of them, for example, the Company's establishment of its 2K Play label to focus on the growing market of casual and family-oriented games and management's plans to expand its presence in growing Asia Pacific markets. However, you do not appear to discuss in this section specific challenges and risks the Company faces and how management intends to address them. For example, we note recent press reports indicating that Take Two management may be concerned about increased sales of used games by retailers like GameStop and the resulting negative impact on sales of new games. Please tell us what consideration you gave to including in your overview a discussion of the challenges posed by this trend in the used game

business or other trends, in both cases to the extent material, as well as any actions being taken to address such developments. Please provide additional information about the impact of any such developments for both the historical periods covered by the report as well as on a forward-looking basis in light of the information currently known by you.

Item 15. Exhibits, Financial Statements and Schedules, page 55

6.   Your exhibit index is marked to indicate that portions of Exhibits 10.10, 10.11 and 10.12 have been omitted pursuant to requests for confidential treatment that were granted in accordance with Exchange Act Rule 24b-2. In addition, it appears that the exhibit index should also be marked to indicate that portions of Exhibit 10.20 (the Xbox 360 Publisher License Agreement with Microsoft) have been omitted pursuant to a request for confidential treatment. Please advise whether or not confidential treatment is still appropriate and desired by the Company for each of these agreements. See Staff Legal Bulletin No.1A located on the internet at http://www.sec.gov/interps/legal/slbcf1r.htm. We may have further comments upon reviewing your response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Basis Of Presentation And Significant Accounting Policies

Goodwill and Intangible Assets, page 70

7.   We note that there was a significant decline in your market capitalization during the three months ended January 31, 2009. It appears that this is a triggering event that would require you to reassess your goodwill for impairment. Please tell us what consideration you gave to reassessing the recoverability of your goodwill for the first quarter of fiscal 2009. If you did not perform impairment tests during the first quarter of fiscal 2009, please explain why. To the extent that impairment tests were performed, tell us how you determined whether or not an impairment of goodwill existed. In this regard, tell us how you determine the fair value of your reporting units pursuant to paragraphs 23 – 25 of SFAS 142. Compare the fair value of your reporting units to the Company's market capitalization, and if materially different, please provide us with the underlying reasons. Also, tell us what impact, if any, the sale of assets in your distribution segment had on the carrying amount of goodwill attributable such segment.

Revenue Recognition, page 70

8.   We note in your response to comment 3 in your letter dated June 26, 2007 where
        you indicate that as it relates to your games with online functionality, you do not
        host such functionality on Company-owned servers and do not provide post
        purchase customer support for such functionality. However, in your response you
        also state that you lease third party server space where online gameplay can be
        conducted. Tell us why you believe that you do not have an ongoing service
        obligation to your customers for the use of these third party servers when you
        market the online capability of your games (e.g. Grand Theft Auto IV) to your
        customers. In this regard, although these servers are not owned by the Company,
        the use of third party servers provided to your customers appears to create an
        ongoing service obligation of the Company. Considering the significance of the
        online capability for certain of your games tell us why you believe that games,
        which include online capability are not multiple element arrangements that should
        be recognized as such.

9.   We also note in your June 26, 2007 response letter (comment 3) that based on
        statistics compiled at such time, you found online services for your games to be
        only intermittently utilized and such services had achieved relatively low levels of
        acceptance by game purchasers. As a result, you determined that deferring
        revenue recognition for such online features would be inappropriate until such
        time that online functionality plays a greater role in the consumer experience and
        the overall functionality and necessity of gameplay. While we note in your
        current disclosures the factors considered in determining whether the online
        service is incidental or substantial to the overall product offering, given the
        marketing focus and significance of the online features included in Grand Theft
        Auto IV, it is not clear how you concluded that the online features were incidental
        to this product. Please explain further how you made such determination and
        specifically address how you considered each of the factors as disclosed in your
        revenue recognition policy in Note 1. In your response, tell us what percentage of
        users must use the online services before you would consider the value of the
        online functionality in your games to be significant and tell us whether you
        perform an analysis of the percentage of customers that use the on-line
        capabilities. Additionally, tell us your understanding of how other companies in
        your industry are accounting for such online functionality.

Note 12. Legal and Other Proceedings, page 81

10.   We note in your response to comment 9 in your letter dated June 26, 2007 that as
        it relates to pending litigation matters, the Company will disclose the amount, or
        range, of reasonably possible losses to the extent such losses are estimable and
        material to your financial condition and in instances in which you determine the
        amount, or range, of reasonably possible losses not to be material, you intend to

state so. Additionally, in instances in which you are unable to estimate the amount, or range, of reasonably possible losses for significant litigation matters, you also intend to state so. However, your current disclosure does not provide these details. As a result, we reissue our comment to tell how you considered paragraphs 9 and 10 of SFAS 5 with regards to including a discussion or disclosure of any loss contingencies accrued and if no accruals have been made for a case pending, tell us how you considered disclosing an estimate of the possible loss or range of loss or providing a statement that such an estimate cannot be made.

Preliminary Proxy Statement on Schedule 14A

General

11.   Item 5 on page 27 and Item 12 on page 54 of your Form 10-K indicate that the information called for by Item 201(d) of Regulation S-K is incorporated by reference to a section in your proxy statement entitled "Security Ownership of Certain Beneficial Owners and Management." We note that you have provided in the referenced section of your preliminary proxy statement the information required by Item 403 of Regulation S-K, but we are unable to locate in this or any other section of the preliminary proxy statement the tabular disclosure called for by Item 201(d).   Please revise your proxy filing to provide the required disclosure, or advise.

12.   Your Form 10-K also indicates on page 54 that the information called for by Item 404 of Regulation S-K is incorporated by reference to a section in your proxy statement entitled "Certain Relationships and Related Transactions," but we are unable to locate in your preliminary proxy statement a section with this title or the complete disclosure called for by Item 404. Please revise your proxy filing to provide the required disclosure, or advise.

Compensation Discussion and Analysis

Role of Management, page 25

13.   We note your reference in this section to the role of members of ZelnickMedia in setting fiscal year 2009 compensation levels for your named executive officers. We note also that all prior references to ZelnickMedia in the preliminary proxy statement appear to relate to individuals associated with the firm and do not describe the relationship between the Company and ZelnickMedia.   Please consider providing a brief overview of the Company's relationship with ZelnickMedia near the beginning of your Compensation Discussion and Analysis in order to give readers context for subsequent references to the firm.

14.   Please expand your disclosure to elaborate on your CEO's role in the compensation process, to the extent material. In this regard, we note your statement that the compensation committee "asks for the recommendations of the Executive Chairman and the Chief Executive Officer, including their evaluations of each of the Named Executive Officer's performance" when making compensation decisions; but it is unclear what other sorts of recommendations the CEO makes, for example, whether he advises on the amount and form of compensation for other named executive officers, and how the committee takes these recommendations into account when determining executive compensation. Please consider revising your disclosure to address these and any other aspects, in both cases to the extent material, of the role of the CEO in the executive compensation process. See Item 402(b)(2)(xv) of Regulation S-K.

Annual Incentive Compensation, page 27

15.   You state that in March 2008 the compensation committee awarded a special bonus to Ms. Goldstein "in recognition of her overall strong performance during the 2007 fiscal year." It is not clear from this disclosure how the compensation committee determined the amount of the special bonus and what specific elements of Ms. Goldstein's performance it considered in making the award. Please revise to provide an analysis of the individual factors that the committee considered in making this award and describe the reasons why it believed the award was appropriate and fit reasonably within your overall compensation objectives.

16.   We note that you relied in part on non-GAAP net income targets in determining incentive bonus awards for the named executive officers for fiscal 2008. It is unclear from your disclosure how "budgeted global, corporate net income" is calculated in connection with determining Mr. Dale's annual performance-based cash bonus. We note in this regard your disclosure that Ms. Goldstein's incentive bonus award is determined based on "budgeted EBITDA," which is calculated from net GAAP income, a number contained in the Company's financial statements. However, it is unclear how the Company calculates "global, corporate net income" which constitutes the basis of "budgeted global, corporate net income" in connection with Mr. Dale's incentive bonus award. Please revise your filing to provide enhanced disclosure with respect to how the quantitative performance target is calculated from your audited financial statements.   Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Executive Compensation, page 35

17.   The named executive officers identified in your filing comprise only your CEO, CFO and two other officers. Item 402 of Regulation S-K requires you to provide compensation information for up to three executive officers other than your CEOs and CFO. Please explain your analysis. In particular, please address why Mr.

Slatoff, who is listed as an executive officer of the Company since February 2008 on page 9 of the proxy, is not included as a named executive officer. In addition, we note that the paragraph immediately above your summary compensation table omits reference to individuals meeting the criteria set forth in Item 402(a)(3)(iv); please confirm that you have considered this part of the Item in preparing your executive compensation disclosure.

18.   Item 402(a)(2) of Regulation S-K provides that disclosure pursuant to the Item is required to cover all compensation awarded to, earned by, or paid to the named executive officers, "including transactions between the registrant and the third party where a purpose of the transaction is to furnish compensation to any such named executive or director." In this regard, we refer to your disclosure on page 27 that in addition to the de minimis direct compensation your CEO Mr. Feder receives from the Company pursuant to his employment agreement, as a partner of ZelnickMedia he is compensated indirectly through your management agreement with ZelnickMedia. We note further that although you have disclosed in footnotes to several tables in your executive compensation section certain option and stock awards by the Company to ZelnickMedia pursuant to the management agreement, you have not broken out and quantified in the tables the portions of such aggregate awards that are provided as compensation for Mr. Feder's services as CEO. For example, footnote 4 to your summary compensation table states that during fiscal 2008 the Company recognized approximately $2.2 million related to stock awards and $11.3 million related to option awards to ZelnickMedia, yet the "Total" column in the summary compensation table indicates that Mr. Feder's aggregate compensation for fiscal 2008 was only $7,051.

Please tell us what consideration you gave to providing in the summary compensation table and other applicable tables in your executive compensation disclosure information for the portions of the grants of options and stock made to ZelnickMedia that were provided as compensation for Mr. Feder's services. In addition, please tell us why you have not disclosed in the summary compensation table or the footnotes thereto (i) the aggregate management fee and annual bonus paid or payable to ZelnickMedia under the management agreement for fiscal 2008, and (ii) the portions of such amounts that were provided as compensation for Mr. Feder's services.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions
regarding comments on the financial statements and related matters. Please address
questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-
3483 or if further assistance is required, Barbara Jacobs, Assistant Director, at (202) 551-
3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via Facsimile (646) 536-2923
        Dan Emerson
        Take-Two Interactive Software, Inc.